

April 29, 2010

Ms. Robyn P. Lamont
Chief Financial Officer
Samson Oil & Gas Limited
Exchange Plaza, Level 36
2 The Esplanade
Perth, Western Australia 6000

> **Re: Samson Oil & Gas Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed December 17, 2009**
> **File No. 001-33578**

Dear Ms. Lamont:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2009

Property, plant and equipment – our oil and gas properties, page 20

Standardized Measure of Discounted Future Net Cash Flows, page 26

1.   Please explain why your calculation of the standardized measure of discounted future net cash flows relating to your proved reserves does not include the effects of future income taxes. We would like to understand whether your measure is intended to be comparable to similarly titled measures reported by companies

adhering to the guidance in FASB ASC paragraph 932-235-50-31 under U.S. GAAP. If you believe your measure is comparable it would be helpful to add disclosure clarifying your position and reason for having no taxes. We would ordinarily expect the appropriate statutory rate to be applied.

Results of Operations – fiscal years ended June 30, 2008 and 2007, page 33

2.   We note that you have designated amounts in the table under this heading in Australian dollars, which is not consistent with the quantification on page F-6, showing the same amounts in U.S. dollars. Please resolve this inconsistency.

Critical Accounting Policies, page 37

Exploration and Evaluation Expenditure, page 37

3.   We note you disclose that your accounting policy related to exploration and evaluation costs "is closely aligned" to the successful efforts method of accounting. Please describe the specific aspects of your overall policy of accounting for oil and gas activities which differ from those prescribed under the successful efforts method in FASB ASC Subtopic 932-360, and quantify any differences that would have arisen over each of the three years covered by your report had you followed the U.S. GAAP version of this methodology.

Depreciation, Depletion and Amortization for Oil and Gas Properties, page 38

4.   Your policy note indicates that you re-assess the amortization rates related to your oil and gas properties twice a year. Please identify the specific dates when you perform the updates, indicate whether these are consistent each year, and clarify whether your policy limits the assessment to these scheduled dates or includes procedures for ensuring that information which becomes available in the interim that would necessitate a revision in your amortization rates does in fact result in such a revision in a timely manner. Please describe the circumstances under which an interim revision of your rates would occur, and your view on how your practice conforms to the guidance in paragraph 34 of IAS 8.

We would like to understand the extent of divergence between your version of the successful efforts method and the guidance in FASB ASC paragraphs 932-360-35-6 and 7, which requires the rates to be adjusted whenever there is an indication of the need for revision and at least once per year.

<u>Liquidity and capital resources, page 40</u>

<u>Capital Expenditure, page 41</u>

5.   Submit a schedule reconciling the capital expenditures relating to oil and gas
        properties identified under this heading to the corresponding amounts disclosed
        under the line items "Payments for exploration and evaluation" and "Payments for
        oil and gas properties" in the investing section of your cash flow statement, for
        each of the years presented, and explain the reasons for material variances.

<u>Financial Statements</u>

<u>Income Statements, page F-6</u>

6.   Please correct the appropriate column label on your Income Statements to identify
        the 2007 fiscal year and to eliminate the duplicate 2009 column label.

<u>Note 2 – Summary of Significant Accounting Policies, page F-9</u>

<u>Reserve estimates, page F-14</u>

7.   We note your disclosures identify multiple parties being responsible for the
        preparation of your reserve information for the year ended June 30, 2009.
        Specifically, we note that on page F-14, you indicate that Ryder Scott Company
        prepared your reserve estimates although you also state that Robert Gardner, your
        former Vice President – Engineering "reran the Ryder Scott reserve report using
        SEC pricing guidelines" to prepare your reserve information on page 25. Further,
        you disclose that you had a disagreement with the engineering firm that prepared
        your original reserve report and consequently sought and accepted a second report
        from another engineering firm. Please address the following points:

        a.   Describe the services provided by each of the parties noted above, clearly
                identifying each of the individuals involved in preparing your reserve
                estimates for the year ended June 30, 2009.

        b.   Tell us why you believe the reserve report from Ryder Scott departed from
                SEC pricing guidelines.

        c.   Provide details about your disagreement with the engineering firm that
                prepared your original reserve report, including an explanation of why you
                believe their interpretation of reservoir data was "unreasonable."

        d.   Quantify the differences between the reserve information disclosed and that appearing in the Ryder Scott report.

        e.   Describe the extent to which your financial position and results of operations for the year ended June 30, 2009 would have differed had you accepted the original reserve report.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief